UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3/A

(Amendment No. 1)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.

(Name of Applicant)

Two Paragon Drive

Montvale, New Jersey 07645

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE

INDENTURE TO BE QUALIFIED

Title of Class	Amount
Floating Rate Second Lien Notes due 2017	Up to $72,000,000

Approximate date of proposed public offering:

On, or as soon as practicable following the Effective Date under the Joint Plan of Reorganization of The Great Atlantic & Pacific Tea Company, Inc. and its Debtor Affiliates under Chapter 11 of the Bankruptcy Code

Christopher W. McGarry

Senior Vice President, General Counsel & Secretary

The Great Atlantic & Pacific Tea Company, Inc.

Two Paragon Drive

Montvale, New Jersey 07645

(Name and Address of Agent for Service)

Copies to:

Christian O. Nagler

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4660

The obligor hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

EXPLANATORY NOTE

This Amendment No. 1 to Form T-3 (the “Amendment”) is being filed on behalf of The Great Atlantic & Pacific Tea Company, Inc. and the guarantors listed in the section titled “1. General Information” (collectively, the “Applicants”) of the Form T-3 filed on January 13, 2012. This Amendment is solely to file the Exhibits that are filed herewith and to update the Index to Exhibits. This Amendment is not intended to amend or delete any other part of the Applicants’ Application for Qualification (the “Application”). All other information in the Application is unchanged and has been omitted from this Amendment.

INDEX TO EXHIBITS

T3A-1	Articles of Amendment and Restatement to Amended and Restated Articles of Incorporation of The Great Atlantic & Pacific Tea Company, Inc. (incorporated herein by reference to Exhibit 3.1 to Form 8-K filed on November 8, 2007)

T3A-2*	Certificate of Incorporation of 2008 Broadway, Inc., as amended

T3A-3*	Certificate of Incorporation of AAL Realty Corporation

T3A-4*	Certificate of Incorporation of Adbrett Corporation

T3A-5*	Certificate of Incorporation of Amsterdam Trucking Corporation , as amended

T3A-6*	Certificate of Incorporation of APW Supermarket Corporation, as amended

T3A-7*	Certificate of Incorporation of APW Supermarkets, Inc.

T3A-8*	Restated Certificate of Incorporation of Bergen Street Pathmark, Inc.

T3A-9*	Articles of Incorporation of Best Cellars DC Inc.

T3A-10*	Restated Certificate of Incorporation of Best Cellars Inc., as amended

T3A-11*	Certificate of Incorporation of Best Cellars Licensing Corp.

T3A-12*	Articles of Organization of Best Cellars Massachusetts, Inc.

T3A-13*	Certificate of Incorporation of Best Cellars Va Inc., as amended

T3A-14*	Certificate of Incorporation of Bev, Ltd.

T3A-15*	Certificate of Incorporation of Borman’s, Inc., as amended

T3A-16*	Certificate of Incorporation of Bridge Stuart, Inc.

T3A-17*	Certificate of Incorporation of Clay-Park Realty Co., Inc., as amended

T3A-18*	Certificate of Incorporation of Compass Foods, Inc.

T3A-19*	Certificate of Formation of East Brunswick Stuart LLC, as amended

T3A-20*	Articles of Incorporation of Farmer Jack’s Of Ohio, Inc.

T3A-21*	Certificate of Incorporation of Food Basics, Inc.

T3A-22*	Certificate of Incorporation of Gramatan Foodtown Corp.

T3A-23*	Articles of Incorporation of Grape Finds Licensing Corp.

T3A-24*	Certificate of Incorporation of Greenlawn Land Development Corp.

T3A-25*	Certificate of Formation of Hopelawn Property I, Inc.

T3A-26*	Articles of Incorporation of Kohl’s Food Stores, Inc., as amended

T3A-27*	Certificate of Incorporation of Kwik Save Inc.

T3A-28*	Certificate of Formation of Lancaster Pike Stuart, LLC, as amended

T3A-29*	Certificate of Incorporation of LBRO Realty, Inc.

T3A-30*	Certificate of Incorporation of Lo-Lo Discount Stores, Inc., as amended

T3A-31*	Certificate of Formation of MacDade Boulevard Stuart, LLC, as amended

T3A-32*	Certificate of Incorporation of Mclean Avenue Plaza Corp., as amended

T3A-33*	Articles of Organization of Milik Service Company, LLC

T3A-34*	Certificate of Incorporation of Montvale Holdings, Inc.

T3A-35*	Certificate of Incorporation of North Jersey Properties, Inc. VI

T3A-36*	Certificate of Incorporation of Onpoint, Inc., as amended

T3A-37*	Amended and Restated Certificate of Incorporation of Pathmark Stores, Inc., as amended

T3A-38*	Certificate of Formation of Plainbridge, LLC, as amended

T3A-39*	Certificate of Incorporation of S E G Stores, Inc., as amended

T3A-40*	Restated Certificate of Incorporation of Shopwell, Inc., as amended

T3A-41*	Certificate of Incorporation of Spring Lane Produce Corp.

T3A-42*	Certificate of Incorporation of Super Fresh Food Markets, Inc., as amended

T3A-43*	Certificate of Incorporation of Super Fresh/Sav-A-Center, Inc., as amended

T3A-44*	Articles of Incorporation of Super Market Service Corp.

T3A-45*	Certificate of Incorporation of Super Plus Food Warehouse, Inc.

T3A-46*	Certificate of Incorporation of Supermarkets Oil Company, Inc.

T3A-47*	Certificate of Incorporation of The Old Wine Emporium of Westport, Inc., as amended

T3A-48*	Articles of Incorporation of The South Dakota Great Atlantic & Pacific Tea Company, Inc.

T3A-49*	Certificate of Incorporation of Tradewell Foods of Conn., Inc.

T3A-50*	Certificate of Formation of Upper Darby Stuart, LLC

T3A-51*	Restated Certificate of Incorporation of Waldbaum, Inc., as amended

T3B-1.1	By-Laws of The Great Atlantic & Pacific Tea Company, Inc., as amended and restated (incorporated herein by reference to Exhibit 3.1 to Form 8-K filed on August 5, 2009).

T3B-1.2	Articles Supplementary of 8% Cumulative Convertible Preferred Stock Series A-T, A-Y, B-T and B-Y of The Great Atlantic & Pacific Tea Company, Inc. (incorporated herein by reference to Exhibit 4.1 to Form 8-K filed on August 5, 2009).

T3B-2*	By-laws of 2008 Broadway, Inc.

T3B-3*	By-laws of AAL Realty Corporation

T3B-4*	By-laws of Adbrett Corporation

T3B-5*	By-laws of Amsterdam Trucking Corporation

T3B-6*	By-laws of APW Supermarket Corporation

T3B-7*	By-laws of APW Supermarkets, Inc.

T3B-8*	By-laws of Bergen Street Pathmark, Inc.

T3B-9*	Amended and Restated By-laws of Best Cellars DC Inc.

T3B-10*	By-laws of Best Cellars Inc.

T3B-11*	Amended and Restated By-laws of Best Cellars Licensing Corp.

T3B-12*	Amended and Restated By-laws of Best Cellars Massachusetts, Inc.

T3B-13*	Amended and Restated By-laws of Best Cellars Va Inc.

T3B-14*	Amended and Restated By-laws of Bev, Ltd.

T3B-15*	By-laws of Borman’s, Inc.

T3B-16*	By-laws of Bridge Stuart, Inc.

T3B-17*	By-laws of Clay-Park Realty Co., Inc.

T3B-18*	By Laws of Compass Foods, Inc., as amended and restated

T3B-19*	Operating Agreement of East Brunswick Stuart LLC

T3B-20*	By-laws of Food Basics, Inc.

T3B-21*	By-laws of Gramatan Foodtown Corp.

T3B-22*	By-laws of Grape Finds Licensing Corp.

T3B-23*	Bylaws of Hopelawn Property I, Inc.

T3B-24*	By-laws of Kohl’s Food Stores, Inc.

T3B-25*	By-laws of Kwik Save Inc., as amended

T3B-26*	Amended and Restated Operating Agreement of Lancaster Pike Stuart, LLC

T3B-27*	By-laws of LBRO Realty, Inc.

T3B-28*	By-laws of Lo-Lo Discount Stores, Inc., as amended

T3B-29*	MacDade Boulevard Stuart, LLC Operating Agreement

T3B-30*	By-laws of Mclean Avenue Plaza Corp.

T3B-31*	Limited Liability Company Agreement for Milik Service Company, LLC

T3B-32*	By-laws of Montvale Holdings, Inc.

T3B-33*	By-laws of North Jersey Properties, Inc. VI

T3B-34*	Bylaws of Onpoint, Inc.

T3B-35*	Amended and Restated By-laws of Pathmark Stores, Inc.

T3B-36*	Limited Liability Company Agreement of Plainbridge, LLC

T3B-37*	S E G Stores, Inc. By-laws, as amended

T3B-38*	Amended and Restated Bylaws of Shopwell, Inc.

T3B-39*	By-laws of Spring Lane Produce Corp.

T3B-40*	By-laws of Super Fresh Food Markets, Inc.

T3B-41*	By-laws of Super Fresh/Sav-A-Center, Inc.

T3B-42*	By-laws of Super Market Service Corp., as amended

T3B-43*	By-laws of Super Plus Food Warehouse, Inc.

T3B-44*	By-laws of Supermarkets Oil Company, Inc.

T3B-45*	By-laws of The Old Wine Emporium of Westport, Inc.

T3B-46*	By-laws of The South Dakota Great Atlantic & Pacific Tea Company, Inc.

T3B-47*	By-laws of Tradewell Foods of Conn., Inc.

T3B-48*	Amended and Restated Operating Agreement of Upper Darby Stuart, LLC

T3B-49*	By-laws of Waldbaum, Inc.

T3C**	Form of Indenture governing the Replacement Notes

T3D	[Not applicable.]

T3E-1*	Debtors’ Joint Plan of Reorganization Pursuant to Chapter 11 of the United States Bankruptcy Code.

T3E-2*	Debtors’ Disclosure Statement for the Debtors’ Joint Plan of Reorganization Pursuant to Chapter 11 of the United States Bankruptcy Code.

T3F**	Cross-reference sheet (Included in Exhibit T3C)

T3G***	Form T-1 qualifying the trustee under the Indenture to be qualified pursuant to this Form T-3.

*	Previously filed with the Applicants’ Form T-3 filed on January 13, 2012
**	Filed herewith
***	To be filed by amendment

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicants have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Montvale, and State of New Jersey, on the 20th day of January, 2012.

The Great Atlantic & Pacific Tea Co., Inc.

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	Senior Vice President, General Counsel and Corporate Secretary

2008 Broadway, Inc.

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	Vice President, Secretary and Director

AAL Realty Corporation

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	Vice President, Secretary and Director

Adbrett Corporation

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	Vice President, Secretary and Director

Amsterdam Trucking Corporation

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	Vice President, Secretary and Director

APW Supermarket Corporation

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	Vice President, Secretary and Director

APW Supermarkets, Inc.

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	Vice President, Secretary and Director

Bergen Street Pathmark, Inc.

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	Vice President, Secretary and Director

Best Cellars DC Inc.

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	President, Treasurer and Director

Best Cellars Inc.

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	President, Treasurer and Director

Best Cellars Licensing Corp.

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	President, Treasurer and Director

Best Cellars Massachusetts, Inc.

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	President, Treasurer and Director

Best Cellars Va Inc.

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	President, Treasurer and Director

Bev, Ltd.

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	Vice President, Secretary and Director

Borman’s, Inc.

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	Vice President, Secretary and Director

Bridge Stuart, Inc.

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	Vice President, Secretary and Director

Clay-Park Realty Co., Inc.

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	Vice President, Secretary and Director

Compass Foods, Inc.

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	Vice President, Secretary and Director

East Brunswick Stuart LLC

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	President, Secretary and Manager

Farmer Jack’s Of Ohio, Inc.

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	Vice President, Secretary and Director

Food Basics, Inc.

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	Vice President, Secretary and Director

Gramatan Foodtown Corp.

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	Vice President, Secretary and Director

Grape Finds Licensing Corp.

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	President and Director

Greenlawn Land Development Corp.

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	Vice President, Secretary and Director

Hopelawn Property I, Inc.

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	Vice President, Secretary and Director

Kohl’s Food Stores, Inc.

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	Vice President, Secretary and Director

Kwik Save Inc.

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	Vice President, Secretary and Director

Lancaster Pike Stuart, LLC

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	President, Secretary and Manager

LBRO Realty, Inc.

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	Vice President, Secretary and Director

Lo-Lo Discount Stores, Inc.

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	Vice President, Treasurer and Director

MacDade Boulevard Stuart, LLC

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	President, Secretary and Manager

Mclean Avenue Plaza Corp.

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	Vice President, Secretary and Director

Milik Service Company, Llc

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	President, Secretary and Manager

Montvale Holdings, Inc.

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	Vice President, Secretary and Director

North Jersey Properties, Inc. VI

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	President, Treasurer and Director

Onpoint, Inc.

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	President, Treasurer and Director

Pathmark Stores, Inc.

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	Vice President, Secretary and Director

Plainbridge, LLC

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	President, Secretary and Manager

S E G Stores, Inc.

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	Vice President, Secretary and Director

Shopwell, Inc.

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	Vice President, Secretary and Director

Spring Lane Produce Corp.

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	Vice President, Secretary and Director

Super Fresh Food Markets, Inc.

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	Vice President, Secretary and Director

Super Fresh/Sav-A-Center, Inc.

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	Vice President, Secretary and Director

Super Market Service Corp.

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	Vice President, Secretary and Director

Super Plus Food Warehouse, Inc.

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	Vice President, Secretary and Director

Supermarkets Oil Company, Inc.

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	Vice President, Secretary and Director

The Old Wine Emporium of Westport, Inc.

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	Secretary and Director

The South Dakota Great Atlantic & Pacific Tea Company, Inc.

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	Vice President, Secretary and Director

Tradewell Foods of Conn., Inc.

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	Vice President, Secretary and Director

Upper Darby Stuart, LLC

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	President, Treasurer and Director

Waldbaum, Inc.

By:	/s/ Christopher McGarry
	Name:	Christopher McGarry
	Title:	Vice President, Secretary and Director

Attest:	/s/ Joan Roensch
Name: Joan Roensch